UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Establishment Labs Holdings Inc.
(Name of Issuer)
Common Shares, no par value
(Title of Class of Securities)
G31249 108
(CUSIP Number)
December 31, 2021
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G31249 108
1. Names of Reporting Persons. Juan Jose Chacon Quiros
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization Costa Rica
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 1,371,818 (See Item 4(a) below)
6. Shared Voting Power 0
7. Sole Dispositive Power 1,371,818 (See Item 4(a) below)
8. Shared Dispositive Power 0
9. Aggregate Amount Beneficially Owned by Each Reporting Person 1,371,818 (See Item 4(a) below)
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11. Percent of Class Represented by Amount in Row (9) 5.7% (See Item 4(b) below)
12. Type of Reporting Person (See Instructions)
IN

Item 1(a) Name of Issuer:
    Establishment Labs Holdings Inc.
Item 1(b) Address of Issuer’s Principal Executive Offices:
    Building B15 and 25
    Coyol Free Zone
    Alajuela
    Costa Rica
Item 2 (a) Name of Person Filing:
    Juan Jose Chacon Quiros
Item 2 (b) Address of Principal Business Office or, if none, Residence:
    c/o Establishment Labs Holdings Inc.
    Building B15 and 25
    Coyol Free Zone
    Alajuela
    Costa Rica
Item 2 (c) Citizenship:
    Juan Jose Chacon Quiros is a citizen of Costa Rica.
Item 2 (d) Title of Class of Securities:
    Common Shares, no par value
Item 2 (e) CUSIP Number:
    G31249 108
Item 3.    If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.
Item 4.     Ownership
    (a)    Amount beneficially owned:
As of December 31, 2021, (i) 194,240 Common Shares were held of record by Juan Jose Chacon Quiros, (ii) Mr. Chacon Quiros has the right to acquire 49,314 Common Shares within 60 days of December 31, 2021 upon the exercise of stock options and (iii) 1,128,264 Common Shares were held of record by Sariel LLC, of which Mr. Chacon Quiros is a shareholder and over which he has voting and dispositive power.

    (b)    Percent of class: 5.7%
The ownership percentage above is calculated based on 24,003,667 Common Shares outstanding as of November 8, 2021, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 9, 2021.
    (c)    Number of shares as to which the person has:
        (i)    Sole power to vote or direct the vote:    1,371,818 shares
        (ii)    Shared power to vote or direct the vote:     0 shares
        (iii)    Sole power to dispose or to direct the disposition of:    1,371,818 shares
        (iv)    Sole power to dispose or to direct the disposition of:    0 shares
Item 5.     Ownership of 5 Percent or Less of a Class
    Not applicable.
Item 6.     Ownership of More than 5 Percent on Behalf of Another Person
    Not applicable.
Item 7.     Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
    Not applicable.
Item 8.     Identification and Classification of Members of the Group
    Not applicable.
Item 9.     Notice of Dissolution of Group
    Not applicable.
Item 10.     Certifications
    Not applicable.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 1, 2022

/s/ Juan Jose Chacon Quiros
Juan Jose Chacon Quiros